Item 77(C)

Matters Submitted to a Vote of Security Holders

At a special meeting of shareholders, held on January 22, 2010, shares were voted as follows on the proposal presented to shareholders:

To approve an Agreement and Plan of Reorganization under which the Lou Holland Growth Fund, a series of The Lou Holland Trust, would assign all of its assets and liabilities to the Lou Holland Growth Fund (“FF Lou Holland Fund”), a series of Forum Funds, in exchange for shares of the FF Lou Holland Fund in a tax-free reorganization.

For                                                      Against                      Abstain
2,412,593                                              83,688                                                                         80,865